FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, April 13, 2018 - GPA [B3: PCAR4; NYSE: CBD] announces its sales performance in the first quarter of 2018 (1Q18). All comparisons are with the same period in 2017, except where stated otherwise. In the financial statements of GPA, on March 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations and hence the comments below do not include Via Varejo’s performance.

1Q18 SALES

•         Total gross revenue up 7.6% to R$12.3 billion, driven by growth in volume

•         In the same-store basis, gross sales growth was 4.8% (2.8% excluding the calendar effect)

•         The quarter was affected by continued food deflation of -4.0%

Assaí:

▪  Gross sales totaled R$5.5 billion, increasing 25.0%.The additional sales of R$1 billionwas driven by 20 store openingsand the same-store sales growth ex calendar effect of 9.9%(5.1% excluding conversions);

▪  The banner continues to capture the effects of the successful strategy, surpassing in yet another quarter same-store growth of 12% in volume and 8% in clients;

▪  The 17 Extra stores converted into Assaí continued to maintain revenue growth of around 2.5 times;

▪  In the period, Assaí registered market share gains of 3.8 points, according to Nielsen, with a sustainable level of commercial competitiveness;

▪  The Passaí Card is already available at all the stores and 205,000 cards issued by the end of March. Average issue rate is around 50,000 cards per month;

▪  A new Assaí store was inaugurated in Itabaiana, Sergipe. Currently, four new stores are under construction and one is undergoing conversion, in line with the strong pace of expansion set for the year.

Multivarejo:

▪  Total gross sales amounted to R$6.8 billion, affected by food deflation and the closure of Extra Hiper stores converted into Assaí. Same-store sales grew 0.7%:

At the end of December 2017, there was a fire at the refrigerated products Distribution Center, which supplied 496 stores in the meat and perishables categories (around 13% of sales). The estimated loss in sales is approximately R$200 million for the product stockout effect in January and February.

▪  As of March, adjustments made in the commercial strategy reverted the negative trend from January and February. As a result, same-store sales growth in March reached 11.8% (3.9% excluding the calendar effect).

The main factors that contributed to the best performance were:

o  More dynamic promotions on commemorative dates such as Women’s Day and Consumer Week;

o  Greater visibility of promotions at stores, with more horizontal promotions and reduction of stockout;

o  Reinforcement of loyalty program with the launch of “My Rewards” in the same app as “My Discount”, which already has over 5 million downloads;

o  Normalization of DC operations and store supply in March.

(1) Includes Extra Hiper stores converted to Assaí, which in 1Q18 contributed 200 bps to Food and 480 bps to Assaí.

(2) In 1Q18, the calendar effect (effect of Easter and one additional Saturday) was 200 bps at GPA Food, with 270 bps at Multivarejo and 90 bps at Assaí.

▪  The Extra Hiper performance was driven by Easter (same-store volume growth of 6.9% in March). In addition, non-food categories continued with a double-digit evolution, but at a lower level due to a tough comparison basis;

▪  The Extra Superformat has performed below the others banners. Reversing this trend is one of Multivarejo's priorities. The pilot project of converting 20 stores to a model more closely adhering to the target audience’s profile, is in the final stage of definition;

▪  The Pão de Açúcar banner benefited from the growth of seasonal categories (+9.1% of same-store volume in March), as well as the relaunch of the “Collect & Win” campaign;

▪  E-commerce presented a double-digit evolution, mainly driven by the Delivery Express implemented in approximately 50 stores;

▪  Proximity format registered a better trend of volume in March due to promotions reactivation.

Evolution of stores

In the quarter, a new Assaí store was inaugurated in Itabaiana, Sergipe. In addition, four Extra Hiper stores were closed for conversion into Assaí, as well as four Extra drugstores, one Extra Super store and one gas station.

II. Additional information

Investor Relations Contacts

Daniela Sabbag

Isabela Cadenassi

Victor Manuel Diaz Silvera

Telephone: 55 (11) 3886-0421

Fax: 55 (11) 3884-2677

gpa.ri@gpabr.com

www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2.000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, responsible for the management of property assets, expansion projects and inauguration of new stores; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

III. Appendix

Company’s Business: The Company’s business is divided into two segments, namely Retail and Cash & Carry, grouped as follows:

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 13, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.